							EXHIBIT 12
AT&T INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
Dollars in Millions

	Nine Months Ended
	September 30,		Year Ended December 31,
	(Unaudited)
	2015	2014	2014	2013	2012	2011	2010
Earnings:
Income from continuing operations before income taxes	$14,385	$16,568	$10,355	$28,050	$10,496	$6,998	$22,661
Equity in net income of affiliates included above	(48)	(188)	(175)	(642)	(752)	(784)	(762)
Fixed charges	4,834	4,004	5,295	5,452	4,876	4,835	4,723
Distributed income of equity affiliates	12	143	148	318	137	161	161
Interest capitalized	(566)	(178)	(234)	(284)	(263)	(162)	(772)

Earnings, as adjusted	$18,617	$20,349	$15,389	$32,894	$14,494	$11,048	$26,011

Fixed Charges:
Interest expense	$2,977	$2,757	$3,613	$3,940	$3,444	$3,535	$2,994
Interest capitalized	566	178	234	284	263	162	772
Portion of rental expense representative of interest factor	1,291	1,069	1,448	1,228	1,169	1,138	957

Fixed Charges	$4,834	$4,004	$5,295	$5,452	$4,876	$4,835	$4,723

Ratio of Earnings to Fixed Charges	3.85	5.08	2.91	6.03	2.97	2.29	5.51